

02019548

NITED STATES
D EXCHANGE COMMISSION
iington, D.C. 20549

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Ib Uf 3-21-02

ANNUAL AUDITED RE:PORT
FORM X-17A-5
PART III

SEC FILE NUIMBER

8- 338606

RECEIVED MAR 1 1 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securitties Exchange Act of 1934 and Rulle 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/01___ AND ENDING ___12/31/01___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER::

   SNC Capital Management Corp.

OFFICIAL USE ONNLY

FIRM ID. NO..

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   2908 Parkside Drive - STE 100

(No. and Street)

Highland Park	Illinois	60035
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   Chander Wadhwa   (847) 681 - 8670

(Area Code — Telephone No.))

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCCOUNTANT whose opinion is contained iin this Report*

  Philip M. Robbins & Associates

(Name — if individual, state last, first, midddle name)

2970 Maria Avenue-Suite #221	Northbrook	Illinois	60062
(Address)	(City)	(State)	Zipp Code)

CHECK ONE:
- ☒ Certified Public Acccountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possesssions.

PROCESSED

MAY 2 0 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLYY

Claims for exemption from the reequirement that the annual report be covereed by the opinion of an independent public acccountant must be supported by a statememt of facts and circumstances relied on as thee basis for the exemption. See section 240.177a-5(e)(2).

SEC 1410 (3-91)
Potennttial persoes who are to reepond to the ceollectioe of information
conttained in this form are not required to reespond unless the form displays
a currrenttly valid OMJB control number.





OATH OR AFFIRMATION

I, __Chander Wadhwa__ swear(or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the of __SNC Capital Management Corp.__ , as of __December 31__ ,20 __01__ are true and correct. I further swear(or affirm) that neither the company nor any partner, proprietor, principal officer or director has proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
ALINA D ALHAMBRA
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/21/06

_____
Signature

PRESIDENT
Title

_____
Notary Public

This report** contains (check all applicable boxes):

	X	(a)	Facing page.
	X	(b)	Statement of Financial Condition.
	X	(c)	Statement of Income(Lose).
	X	(d)	Statement of Changes in Financial Condition.
	X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
	X	(g)	Computation of Net Capital.
	X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(2)		(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
	X	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(1)		(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
	X	(l)	An Oath or Affirmation.
(1)		(m)	A copy of the SIPC Supplemental Report.
(1)		(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

(1) Not Applicable

(2) Exempt

SNC CAPITAL MANAGEMENT CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

Philip M. Robbins & Associates

Certified Public Accountants

SNC CAPITAL MANAGEMENT CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

Philip M. Robbins & Associates
Certified Public Accountants

SNC CAPITAL MANAGEMENT CORP.
FINANCIAL STATEMENTS
DECEMBER 31, 2001

INDEX

	Page Number
AUDITORS' REPORT	3
STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2001	4
STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2001	5
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2001	6
STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2001	7
NOTES TO FINANCIAL STATEMENTS	8 - 9
SUPPLEMENTARY SCHEDULES	10
Computation of Net Capital	11
Computation of Basic Net Capital Requirement and Aggregate Indebtedness	12
Reconciliation of the Audited Computation of Net Capital With the Corresponding Unaudited Computation as of December 31, 2001	13
Exemptive Provision Under Rule 15c3-3	14
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	15
CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL	16 - 17

Philip M. Robbins & Associates

Certified Public Accountants

AUDITORS REPORT

February 23, 2002

To The Sole Shareholder
SNC Capital Management Corp.
2908 Parkside Drive
Highland Park, llinois 60035

We have audited the accompanying statement of financial condition of SNC Capital Management Corp. as of December 31, 2001 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SNC Capital Management Corp.as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

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SNC CAPITAL MANAGEMENT CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2001

ASSETS

CURRENT ASSETS:

Cash in Bank	$ 9,052	
Commissions Receivable	4,626	
Refundable NASD Fees	8,809	
TOTAL CURRENT ASSETS		22,487

OTHER ASSETS:

Investment in Nonmarketable Securities - At Cost	3,300	
TOTAL OTHER ASSETS		3,300
TOTAL ASSETS		$ 25,787

LIABILITIES AND STOCKHOLDER'S EQUITY

STOCKHOLDER'S EQUITY

Common Stock, $1.00 Par Value, 100 Shares Authorized and 100 Shares Issued and Outstanding, at Par value	$ 100	
Retained Earnings	25,687	
TOTAL STOCKHOLDER'S EQUITY		25,787
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 25,787

The accompanying notes are an integral part of this statement

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Philip M. Robbins & Associates
Certified Public Accountants

SNC CAPITAL MANAGEMENT CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenue:		
Commissions	$ 43,053	
Interest Income	361	
Total Revenue		$ 43,414
Expenses:		
Bank charges	$ 90	
Commissions	27,623	
Dues and regulatory fees	12,439	
Entertainment and meals	1,558	
Franchise and other state taxes	675	
Insurance	3,893	
Legal and accounting fees	1,300	
Office expenses	2,067	
Telephone	2,149	
Total Expenses		51,794
Income Before Income Taxes		(8,380)
Illiniois Replacement Taxe:		894
Income After Taxes		(9,274)
Other Income:		
Refund of NASD fees	$ 8,809	
Total Other Income		8,809
Net Income		$ (465)

The accompanying notes are an integral part of this statement

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Philip M. Robbins & Associates
Certified Public Accountants

SNC CAPITAL MANAGEMENT CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Retained Earnings	Additional Paid-In Capital	Total
Balance - Beginning	$ 100	$ 6,152	$ 17,000	$ 23,252
Additional Paid-In Capital			3,000	3,000
Net Income\(Loss)	-0-	(465)	-0-	(465)
Balance - Ending	$ 100	$ 5,687	$ 20,000	$ 25,787

The accompanying notes are an integral part of this statement

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Philip M. Robbins & Associates
Certified Public Accountants

SNC CAPITAL MANAGEMENT CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities:		
Net Income\(Loss)	$	(465)
(Increase)/Decrease in Commissions Receivable		6,007
(Increase)/Decrease in Other Receivables		(8,809)
(Increase)/Decrease in Marketable Securities		2,774
		(493)
Cash Flows From Financing Activities:		
(Decrease)/Increase in Additional Paid-In Capital		3,000
Net Cash Provided/(Utilized) By Operating Activities and Net Increase\(Decrease) in Cash		2,507
Cash at Beginning of Year		6,545
Cash At End of Year	$	9,052

The accompanying notes are an integral part of this statement

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SNC CAPITAL MANAGEMENT CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

(1) Nature of Business

SNC Capital Management Corp., the "Company" acts as agent for customers with respect to the purchase, sale and redemption of redeemable shares of registered investment companies, which is referred to as an "Application Way Basis". No cash is collected by the "Company", nor does it hold any securities for customers. All cash transactions are handled directly between the customer and the registered investment companies. Because this is the nature of the "Company's" operations, it is exempt from Rule 15c3-3 and its minimum net capital requirements are $5,000.

(2) Summary of Significant Accounting Policies

Income Recognition

Commissions earned on sales of shares of registered investment companies and limited partnerships offerings are recognized on the transaction date.

Money Market Fund Investment

The Money Market Fund investments are carried at market value.

SNC CAPITAL MANAGEMENT CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

(3) Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain net capital as defined under such Rule. After its first year of operations, the Company must maintain "net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness" as these terms are defined.

Net capital changes from day-to-day, but at December 31, 2001, the Company had net capital and net capital requirements of approximately $22,847 and $5,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

(4) Income Taxes

The company and its sole shareholder have elected to be an S Corporation for federal tax purposes. Accordingly, no provision for federal income taxes has been provided in the accompanying financial statements.

SUPPLEMENTARY SCHEDULES

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ 25,787
2.	Deduct ownership equity not allowable for Net Capital		
3.	Total ownership equity qualified for Net Capital		25,787
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
	B. Other (deductions) or allowable credits (List)		
5.	Total capital and allowable subordinated liabilities		$ 25,787
6.	Deductions and/or charges		
	A. Total nonallowable assets from Statement of Financial Condition	$ 3,300	
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities - proprietary capital changes		
	D. Other deductions and/or charges		(3,300)
7.	Other (additions) or allowable credits (List)		
8.	Net capital before haircuts on securities positions		$ 22,487
9.	Haircuts on securities(computed, where applicable, pursuant to 15c3-1:		
	A. Contractual securities commitments	$	
	B. Subordinated securities borrowings		
	C. Trading and investment securities		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities	0	
	D. Undue Concentration		
	E. Other (List)		
10.	Net Capital		$ 22,487

See Auditor's Report

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SNC CAPITAL MANAGEMENT CORP.

FOR THE YEAR ENDED DECEMBER 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required(6-2/3% of line 19)	$ 0
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000
13.	Net capital requirement(greater of line 10 or 12)	5,000
14.	Excess net capital (line 10 less 13)	17,487
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 22,487

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$ 0
17.	Add:		
	A. Drafts for immediate credit		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		
	C. Other unrecorded amounts (List)		0
19.	Total aggregate indebtedness		$ 0
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	%	0.00%

See Auditor's Report

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Philip M. Robbins & Associates

Certified Public Accountants

SNC CAPITAL MANAGEMENT CORP.
RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL
WITH THE CORRESPONDING UNAUDITED COMPUTATION
FOR THE YEAR ENDED DECEMBER 31, 2001

Net capital as reported in the Company's corresponding unaudited FOCUS-Part IIA filing	$	22,487
Net capital as per computation herein		22,487
No Difference in Net Capital	$	-0-

See Auditor's Report

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EXEMPTIVE PROVISION UNDER RULE 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which exemption is based (check one only)

A. (k) (1) --- $2,500 capital category as per Rule 15c3-1 _____

B. (k) (2)(A) --- "Special Account for the Exclusive Benefit of
customers" maintained   X

C. (k) (2)(B) --- All customer transactions cleared through another
broker-dealer on a fully disclosed basis. Name of clearing
firm   MAN FINANCIAL, INC.   X

D. (k) (3) --- Exempted by order of the Commission _____

See Auditor's Report

Philip M. Robbins & Associates
Certified Public Accountants

SNC CAPITAL MANAGEMENT CORP.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

Balance, January 1, 2001 and
December 31, 2001 $ -0-

See Auditor's Report

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Philip M. Robbins & Associates
Certified Public Accountants

2970 Maria • Suite 221 • Northbrook, Illinois 60062 • (847)291-9696 • (847)291-0135 fax

<u>CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL</u>

February 23, 2002

To the Sole Director
SNC Capital Management Corp.

We have examined the financial statements of SNC Capital Management Corp., (the Company) for the year ended December 31, 2001 and have issued our report thereon dated February 23, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 under the Securities Exchange Act of 1934. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices followed by the Company (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11); (ii) in making the quarterly securities examinations, counts verifications and comparisons; and the recordation of differences required by Rule 17a-13; (iii) in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the board of Governors of the Federal Reserve System; (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as require by Rule 15c3-3; and (v) in complying with the conditions for exemption from Rule 15c3-3. Rule 12a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of our examination would be disclosed. The purpose of our study and evaluation was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements, to provide a basis for reporting material weaknesses in internal accounting control under Rule 17a-5, and with respect to Rule 15c3-3, to provide reasonable assurance of compliance, in all material respects, with the possession and control requirements of that Rule. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

As part of the study and evaluation required by Rule 12a-5, we review the description of the procedures required to be maintained by GSH Advisory Services, Inc. for obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers to determine if those procedures would provide reasonable assurance of compliance in all material respects with the possession or control requirements of Rule 15c3-3.

SNC Capital Management Corp.

The management of SNC Capital Management Corp. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgement by management are required to assess the expected benefits and related costs of control procedures. the objectives of a system are to provide management with reasonable, but not absolute, assurance that the assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system of internal accounting control to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the purpose described in the first paragraph above would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of GSH Advisory Services, Inc. taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness.

Our review of the description of the procedures required to be maintained for obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers for the year ended December 31, 2001, was made for the purposes set forth in the second paragraph above. In our opinion, the procedures appear to provide reasonable assurance of compliance in all material respects with the possession or control requirements of Rule 15c3-3.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Certified Public Accountant

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